As filed with the Securities and Exchange Commission on August 8, 2025

811-____________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	The Gabelli Preferred & Income Trust

Address of Principal Business Office:

One Corporate Center

Rye, New York, 10580-1422

Telephone Number:

(914) 921-5070

Name and address of agent for service of process:

John C. Ball

One Corporate Center

Rye, New York 10580-1422

(914) 921-7728

With copies of Notices and Communications to:

Peter Goldstein, Esq.

Gabelli Funds, LLC

One Corporate Center

Rye, New York, 10580-1422

(914) 921-5100

Kevin T. Hardy

Skadden, Arps, Slate, Meagher & Flom LLP

320 South Canal Street

Chicago, Illinois 60606

(312) 407-0641

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐   NO ☒

Item 1.	Exact Name of Registrant:

The Gabelli Preferred & Income Trust (the “Registrant”)

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

The Registrant is a Delaware statutory trust. The Registrant filed its Certificate of Trust with the Secretary of State of the State of Delaware on May 12, 2025.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Statutory Trust.

Item 4.	Classification of registrant (face-amount certificate company, unit investment trust, or management company).

Management company.

Item 5.	If registrant is a management company:

(a) state whether registrant is a “closed-end” company or an “open-end” company;

The Registrant is a closed-end management company.

(b) state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

The Registrant is registering as a “diversified” investment company for purposes of the Investment Company Act of 1940, as amended.

Item 6.	Name and address of each investment adviser of registrant.

Gabelli Funds, LLC One Corporate Center Rye, New York, 10580-1422

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Trustees:
Mario J. Gabelli, CFA
Agnes Mullady
Christina A. Peeney
Robert P. Astorino
Elizabeth C. Bogan
Anothny S. Colavita
James P. Conn
Frank. J. Fahrenkopf, Jr.
Michael J. Melarkey
Slavatore M. Salibello
Anthonie C. van Ekris
Susan Watson Laughlin
Salvatore J. Zizza

Officers:

John C. Ball, President, Treasurer, Principal Financial and Accounting Officer

Peter Goldstein, Secretary & Vice President

Richard J. Walz, Chief Compliance Officer
Carter W. Austin, Vice President & Ombudsman
Laurissa M. Martire, Vice President and Ombudsman
David I. Schachter, Vice President

The address of each trustee and officer is c/o Gabelli Funds, LLC, One Corporate Center Rye, New York, 10580-1422.

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

Not applicable.

Item 9.

(a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No.

(b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not applicable.

(c) If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes.

(d) State whether registrant has any securities currently issued and outstanding (yes or no).

No.

(e) If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

Not Applicable.

Item 10.	State the current value of registrant’s total assets.

$0

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No.

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not applicable.

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940 the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Rye in the State of New York on the 8th day of August, 2025.

The Gabelli Preferred & Income Trust

By:	/s/ John C. Ball
	Name:	John C. Ball
	Title:	President, Treasurer, Principal Financial and Accounting Officer

Attest:	/s/ Peter Goldstein
	Name:	Peter Goldstein
	Title:	Secretary & Vice President

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